Exhibit (a)(5)(C)

IN THE UNITED STATES DISTRICT COURT FOR THE

EASTERN DISTRICT OF PENNSYLVANIA

:
ADOLPHINA VAN BAREL, individually and on behalf of all others similarly situated, and derivatively on behalf of ORTHOVITA, INC.,	:
:
	:	Civil Action No.:
:
Plaintiff,	:
:
v.	:	COMPLAINT – CLASS
	:	ACTION
ANTONY KOBLISH, WILLIAM TIDMORE,	:
MORRIS CHESTON, MARY PAETZOLD,	:
PAUL TOUHEY, PAUL THOMAS, R.	:	JURY TRIAL DEMANDED
SCOTT BARRY, ORTHOVITA, INC.,	:
STRYKER CORPORATION and OWL	:
ACQUISITION CORPORATION,	:
:
Defendants.	:
:

CLASS ACTION AND DERIVATIVE COMPLAINT

Plaintiff, by her attorneys, alleges upon information and belief, except for her own acts, which are alleged on knowledge, as follows:

INTRODUCTION

1. Plaintiff brings this shareholder class and derivative action on behalf of the public common stockholders of Orthovita. Inc. (“Orthovita” or the “Company”) and on behalf of Orthovita against Orthovita’s Board of Directors (the “Board” or the “Individual Defendants”), seeking equitable relief for their violations of Sections 14(d)(4) and 14(e) of the Securities Exchange Act of 1934 (the “Exchange Act”) and for their breaches of fiduciary duties arising out of their ongoing efforts to sell the Company to Stryker Corporation (“Stryker”) pursuant to an unfair price, an unfair process, and through a materially misleading recommendation statement.

2. Orthovita is a specialty spine and orthopedic company with a portfolio of orthobiologic and biosurgery products. On May 16, 2011, the Company and Stryker announced a definitive agreement under which Stryker, through its wholly owned subsidiary. Owl Acquisition Corporation (“Merger Sub”), will commence a tender offer to acquire all of the outstanding shares of Orthovita for $3.85 per share in cash (the “Proposed Transaction”). Stryker commenced the tender offer (the “Tender Offer”) on May 27, 2011, and it is scheduled to expire on June 24, 2011.

3. As described in more detail below, the consideration shareholders are to receive is inadequate and undervalues the Company. Defendants have exacerbated their breaches of fiduciary duty by agreeing to lock up the Proposed Transaction with deal protection devices that preclude other bidders from making a successful competing offer for the Company. Specifically, pursuant to the merger agreement dated May 16, 2011 (the “Merger Agreement”), defendants agreed to: (i) a strict no-solicitation provision that prevents the Company from soliciting other potential acquirors or even in continuing discussions and negotiations with potential acquirors; (ii) a provision that provides Stryker with five business days to match any competing proposal in the event one is made; and (iii) a provision that requires the Company to pay Stryker a termination fee of $9,891,604 in order to enter into a transaction with a superior bidder. These provisions substantially and improperly limit the Board’s ability to act with respect to investigating and pursuing superior proposals and alternatives including a sale of all or part of Orthovita.

4. In connection with the Proposed Transaction and the Tender Offer, on May 27, 2011, the Company filed a Schedule 14D-9 Recommendation Statement (the “Recommendation Statement”) with the United States Securities and Exchange Commission (“SEC”). The

Recommendation Statement fails to provide the Company’s shareholders with material information and provides them with materially misleading information thereby rendering the shareholders unable to make an informed decision regarding whether to tender their shares in support of the Proposed Transaction. Defendants have violated Sections 14(d)(4) and 14(e) of the Exchange Act, by omitting material facts necessary to render the Recommendation Statement non-misleading. Defendants have also breached their fiduciary duty of candor by failing to disclose material information to the Orthovita shareholders necessary for them to determine whether to tender their shares in support of the Tender Offer.

5. The misrepresentations and omissions in the Recommendation Statement are material to Plaintiff and the class she seeks to represent. Without this information, Plaintiff and the other Orthovita shareholders will be deprived of their entitlement to make an informed decision on whether to tender their shares should these misrepresentations and omissions not be cured prior to the June 24, 2011 expiration of the Tender Offer.

6. The Individual Defendants have breached their fiduciary duties of loyalty, due care, independence, good faith and fair dealing, and Orthovita and Stryker have aided and abetted such breaches by Orthovita’s officers and directors. Plaintiff seeks to enjoin the Proposed Transaction unless and/or until defendants cure their breaches of fiduciary duty.

JURISDICTION AND VENUE

7. The claims asserted herein arise under sections 14(d)(4) and 14(e) of the Exchange Act [15 U.S.C. § 78n] and Pennsylvania common law. This Court has subject matter jurisdiction pursuant to Section 27 of the Exchange Act, 15 U.S.C. § 78aa, and 28 U.S.C. § 1331. This court has jurisdiction over the state law claim pursuant to 28 U.S.C. §1367.

8. Venue is proper in this District because many of the acts and practices complained of herein occurred in substantial part in this District, including the dissemination of the materially misleading statements and omissions alleged herein. Defendant Orthovita is headquartered in this District,

PARTIES

9. Plaintiff is, and has been at all relevant times, the owner of 3,231 shares of common stock of Orthovita. See Certification of Named Plaintiff attached as Exhibit A.

10. Orthovita is a corporation organized and existing under the laws of the State of Pennsylvania. It maintains its principal corporate offices at 77 Great Valley Parkway, Malvern, Pennsylvania 19355.

11. Defendant Antony Koblish (“Koblish”) has been the President, Chief Executive Officer, and a director of the Company since April 2002.

12. Defendant William Tidmore (“Tidmore”) has been a director of the Company since 2007 and Chairman of the Board of the Company since 2009.

13. Defendant Morris Cheston (“Cheston”) has been a director of the Company since 2001.

14. Defendant Mary Paetzold (“Paetzold”) has been a director of the Company since 2003.

15. Defendant Paul Touhey (“Touhey”) has been a director of the Company since 2007.

16. Defendant Paul Thomas (“Thomas”) has been a director of the Company since 2007.

17. Defendant R. Scott Barry (“Barry”) has been a director of the Company since 2007.

18. Defendants referenced in 11 through 17 are collectively referred to as Individual Defendants and/or the Board.

19. Defendant Stryker is a Michigan corporation with its headquarters located in Kalamazoo. Michigan, and is one of the world’s leading medical technology companies offering a diverse array of innovative medical technologies, including reconstructive, medical and surgical, and neurotechnology and spine products.

20. Defendant Owl Acquisition Corporation is a Delaware corporation wholly owned by Stryker that was created for the purposes of effectuating the Proposed Transaction.

CLASS ACTION ALLEGATIONS

21. Plaintiff brings this action on behalf of herself and as a class action under Fed. R. Civ. P. 23(a), (b)(l) and (b)(2) on behalf of all owners of Orthovita common stock and their successors in interest, except Defendants and their affiliates (the “Class”).

22. This action is properly maintainable as a class action for the following reasons:

(a) the Class is so numerous that joinder of all members is impracticable. As of May 17, 2011, Orthovita has approximately 77.03 million shares outstanding.

(b) questions of law and fact are common to the Class, including, inter alia, the following:

(i)	Have the Individual Defendants misrepresented and omitted material facts in violation of Section 14(d)(4) and 14(e) of the Exchange Act;

(ii)	Have the Individual Defendants breached their fiduciary duties of candor with respect to plaintiff and the other members of the Class in connection with the Proposed Transaction;

(iii)	Have Orthovita, Stryker, and Merger Sub aided and abetted the Individual Defendants’ breaches of fiduciary duty; and

(iv)	Is the Class entitled to injunctive relief or damages as a result of defendants’ wrongful conduct.

(c) Plaintiff is committed to prosecuting this action, is an adequate representative of the Class, and has retained competent counsel experienced in litigation of this nature.

(d) Plaintiff’s claims are typical of those of the other members of the Class.

(e) Plaintiff has no interests that are adverse to the Class.

(f) The prosecution of separate actions by individual members of the Class would create the risk of inconsistent or varying adjudications for individual members of the Class and of establishing incompatible standards of conduct for the party opposing the Class.

(g) Conflicting adjudications for individual members of the Class might as a practical matter be dispositive of the interests of the other members not parties to the adjudications or substantially impair or impede their ability to protect their interests.

(h) Plaintiff anticipates that there will be no difficulty in the management of this litigation. A class action is superior to other available methods for the fair and efficient adjudication of this controversy

DERIVATIVE ALLEGATIONS AND

DEMAND PURSUANT TO PENNSYLVANIA LAW

23. Plaintiff also brings this action derivatively in the right and for the benefit of Orthovita to redress injuries suffered, and to be suffered, by Orthovita as a direct result of breaches of fiduciary duty by the Individual Defendants. As to the derivative claims, Orthovita is named as a nominal defendant solely in a derivative capacity. This is not a collusive action to confer jurisdiction on this Court that it would not otherwise have.

24. Pursuant to Pennsylvania law, Plaintiff made a demand upon the current Orthovita Board of Directors as required under ALI § 7.03(a), Principles of Corporate Governance: Analysis and Recommendations, informing the Board of the identity of the alleged wrongdoers; describing the factual basis for the allegations of wrongdoing; describing how such wrongdoing is harmful to the Company; and requesting that the Board take remedial action, including without limitation, to ensure that the transaction’s consideration is fair to Orthovita and its shareholders.

25. In addition, pursuant to ALI § 7.03(b), demand is excused because such a demand would be a futile and useless act that would lead to Orthovita suffering irreparable injury in light of the fact that the tender offer is scheduled to expire on June 24, 2011, less than four weeks away.

26. In addition, demand is futile for the following reasons:

(a) Each of the Individual Defendants knew of and/or directly benefited from the wrongdoing complained of herein;

(b) Each of the Individual Defendants will be receiving significant financial benefits as a result of the Proposed Transaction, including the cashing out of unvested stock options, as described in more detail below;

(c) Defendant Koblish has entered into a new employment agreement with Stryker in connection with the Proposed Transaction;

(d) Each member of the Board has been named as a defendant to this lawsuit;

(e) In order to bring this suit, all of the directors of Orthovita would be forced to sue themselves and persons with whom they have extensive business and personal entanglements, which they will not do, thereby excusing demand;

(f) The acts complained of constitute violations of the fiduciary duties owed by Orthovita’s officers and directors and these acts are incapable of ratification;

(g) Any suit by the directors of Orthovita to remedy these wrongs would likely expose the Individual Defendants and Orthovita to further civil actions being filed against one or more of the Individual Defendants, thus, they are hopelessly conflicted in making any supposedly independent determination whether to sue themselves;

(h) Each member of the Orthovita Board is, directly or indirectly, the recipient of remuneration paid by the Company, by virtue of their Board membership, the continuation of which is dependent upon their cooperation with the other members of the Board, and their participation and acquiescence in the wrongdoing set forth herein, and is therefore incapable of exercising independent objective judgment in deciding whether to bring this action;

(i) Because of their association as directors of the Company, the directors are dominated and controlled so as not to be capable of exercising independent objective judgment; and

(j) The Company’s directors’ and officers’ liability insurance coverage prohibits directors from bringing suits against each other. Thus, if the Individual Defendants caused the Company to sue its officers and directors for the liability asserted in this case, they would not be insured for that liability. This they will not do. The Company’s officers’ and directors’ liability insurance was purchased and paid for with corporate funds for the protection of the corporation. This derivative action does not trigger the “insured vs. insured” exclusion, and therefore only this derivative action can obtain a recovery from the Company’s officers’ and directors’ insurance for the benefit of the corporation.

FURTHER SUBSTANTIVE ALLEGATIONS

27. Orthovita is a specialty spine and orthopedic company with a portfolio of orthobiologic and biosurgery products. The Company’s orthobiologic platform includes products for the fusion, regeneration and fixation of human bone. Orthovita’s orthobiologic products are based on their proprietary Vitoss Bone Graft Substitute technology. Vitoss is the market-leading synthetic bone graft in the United States. The Company’s biosurgery products include Vitagel Surgical Hemostat, and other products which incorporate advanced biosurgical materials to help control bleeding during surgeries. The Company reported revenues of $95 million in 2010.

28. In a press release dated May 16, 2011. the Company announced that it had entered into a merger agreement with Stryker pursuant to which Stryker, through Merger Sub,will commence a tender offer to acquire all of the outstanding shares of the Company for $3.85 per share. The tender offer was commenced on May 27. 2011, and is scheduled to expire on June 24, 2011.

29. In addition, shareholder Essex Woodlands Health Ventures Fund VII, L.P., whose representative, defendant Barry, is a member of the Board, as well as defendants Tidmore and Koblish and all of Orthovita’s other directors and executive officers, who collectively own approximately 14.5% of the fully diluted common stock of Orthovita, have entered into entered into Tender and Voting Agreements with Stryker whereby each such director and officer has committed to tender their shares in the tender offer.

30. The Proposed Transaction consideration is inadequate and fails to adequately compensate Orthovita’s shareholders for the synergies Stryker will realize as a result of the Proposed Transaction. The acquisition of Orthovita is a strategic fit for Stryker, highly complementing its existing orthobiologics offering while strengthening its competitive position. The Proposed Transaction should help Stryker better compete against larger rivals Medtronic Inc. and Johnson & Johnson, while Stryker’s marketing heft should bolster sales of Orthovita’s product lines, analysts said.

31. “We consider this deal a good fit for Stryker and believe the company should be able to drive a turnaround in Orthovita’s performance over the next 12-24 months,” said Robert W. Baird & Co analyst Jeff Johnson.

32. Further, at least one Wall Street analyst had a price target of $4.00 per share before the Proposed Transaction was announced.

33. Moreover, the Selected Transaction Analysis conducted by J.P. Morgan Securities LLC (“J.P. Morgan”), the Company’s financial advisor, yielded a value for the Company as high as $4.85 per share. The Public Trading Multiples analysis conducted by J.P. Morgan yielded a value for the Company as high as $4.15 per share.

34. Indeed, during the sales process conducted by Orthovita. a company known as Company F showed a strong interest in purchasing the Company for as high as $4.00 per share, but the Board inexplicably favored Stryker over Company F. As stated in the Recommendation Statement, on March 25, 2011, a representative from Company F contacted defendant Barry, a member of the Board, and indicated Company F’s interest in acquiring Orthovita at an anticipated valuation of between $3.50 and $4.00 per share.

35. On April 21, 2011, a representative from Company F confirmed its continued interest in acquiring Orthovita and expressed the desire to discuss a transaction after Company F released its operating results for the first quarter of 2011. Despite strong interest shown from Company F, the Board chose to pursue a hurried sales process and rushed into a transaction with Stryker rather than fully pursuing the interest shown by Company F.

The Preclusive Deal Protection Devices

36. In addition, as part of the Merger Agreement. Defendants agreed to certain onerous and preclusive deal protection devices that operate conjunctively to make the Proposed Transaction a fait accompli and ensure that no competing offers will emerge for the Company, including from Company F.

37. By way of example, §5.02(a) of the Merger Agreement includes a “no solicitation” provision barring the Company from soliciting interest from other potential acquirers in order to procure a price in excess of the amount offered by Stryker. This section also demands that the Company terminate any and all prior or on-going discussions with other potential acquirors.

38. Pursuant to §5.02 of the Merger Agreement, should an unsolicited bidder submit a competing proposal, the Company must notify Stryker of the bidder’s identity and the terms of the bidder’s offer. Thereafter, should the Board determine that the unsolicited offer is superior, before the Company can terminate the Merger Agreement with Stryker in order to enter into the competing proposal, it must grant Stryker five business days in which the Company must negotiate in good faith with Stryker (if Stryker so desires) and allow Stryker to amend the terms of the Merger Agreement to make a counter-offer so that the competing bid ceases to constitute a superior proposal. In other words, the Merger Agreement gives Stryker access to any rival bidder’s information and allows Stryker a free right to top any superior offer simply by matching it. Accordingly, no rival bidder is likely to emerge and act as a stalking horse, because the Merger Agreement unfairly assures that any “auction” will favor Stryker and piggy-back upon the due diligence of the foreclosed second bidder.

39. In addition, the Merger Agreement provides that a termination fee of $9,891,604 must be paid to Stryker by Orthovita if the Company decides to pursue the competing offer, thereby essentially requiring that the competing bidder agree to pay a naked premium for the right to provide the shareholders with a superior offer.

40. Ultimately, these preclusive deal protection provisions illegally restrain the Company’s ability to solicit or engage in negotiations with any third party regarding a proposal to acquire all or a significant interest in the Company. The circumstances under which the Board may respond to an unsolicited, written bona fide proposal for an alternative acquisition that constitutes or would reasonably be expected to constitute a superior proposal are too narrowly circumscribed to provide an effective “fiduciary out” under the circumstances.

Orthovita’s Executives Officers and Directors Stand to Receive Unique Material Financial

Benefits in the Proposed Transaction Not Available to Orthovita’s Public Shareholders

41. The Company’s executive officers and directors have material conflicts of interest and are acting to better their own personal interests through the Proposed Transaction at the expense of Orthovita’s public shareholders.

42. For example, in connection with entering into the Proposed Transaction. Stryker entered into new employment agreements with certain of the Company’s executive officers, including defendant Koblish. Under the terms of the employment agreements, such executive officers will receive significant salaries and other benefits. As stated in the Recommendation Statement, the executive officers will receive the following salaries:

Name of Executive Officer	Base Salary
Antony Koblish	$400,000
Maarten Persenaire, M.D.	$277,600
Christopher H. Smith	$270,400

In addition, the target levels for annual bonuses for each of Messrs. Koblish or Smith or Dr. Persenaire will be 70%, 50% and 50%, respectively, of each of their base salaries. As further stated in the Recommendation Statement:

Under the New Employment Letter Agreements, each of Messrs. Koblish and Smith and Dr. Persenaire will also be eligible to receive a retention benefit with both cash and restricted stock unit (“RSU”) components (the “Retention Awards”). The cash portion of the retention benefit would be $400,000 for Mr. Koblish, $83,280 for Dr. Persenaire and $81,120 for Mr. Smith, which amounts vest and become payable on each of the first three anniversaries of the consummation of the Offer, 30% on each of the first two anniversaries and 40% on the third anniversary. Subject to approval by the compensation committee of Stryker’s board of directors, the RSU portion of the retention benefit would have a target value of approximately $600,000, $166,560 and $162,240 for Mr. Koblish, Dr. Persenaire and Mr. Smith, respectively, calculated as the number of units multiplied by the closing price of Strykers common stock on the date prior to the date the RSUs are granted. One-third of the RSUs would vest on each of the first three anniversaries of the date the RSUs are granted.

Under the New Employment Letter Agreements, each of Messrs. Koblish and Smith and Dr. Persenaire also will be eligible to receive a stock award in February 2012, subject to approval by the compensation committee of Stryker’s board of directors (the “Stryker Stock Awards”). The target amount of the award would be $618,000 for Mr. Koblish, $171,557 for Dr. Persenaire and $167,107 for Mr. Smith (calculated as the number of units times the grant date price) and the form of the award would be 50% in stock options and 50% in RSUs.

43. The Company’s directors and executive officers hold unvested stock options of the Company that, pursuant to the Merger Agreement, will accelerate and automatically vest prior to the consummation of the Proposed Transaction, and will entitle the holder to receive the Proposed Transaction consideration of $3.85 per share minus the exercise price of the option.

The following chart shows the amount and value of the unvested stock options held by the Company’s executive officers and directors that they will be able to cash out pursuant to the Merger Agreement with Stryker:

Name of Director or Executive Officer	Number of Shares Subject to Unvested Stock Options	Cash Consideration for Unvested Stock Options
R. Scott Barry	24,500	$27,020
Morris Cheston, Jr.	31, 500	$37,520
Antony Koblish	857,500	$863,100
Mary Paetzold	31,500	$37,520
Paul G.Thomas	31, 500	$37,520
William E. Tidmore, Jr.	31,500	$37,520
Paul Touhey	31,500	$37,520
Nancy C. Broadbent	489,450	$301,890
Maarten Persenaire, M.D.	334,150	$355,355
Christopher H. Smith	313,750	$342,000

44. Based on the above, the Proposed Transaction is unfair to Orthovita’s public shareholders, and represents an effort by the Individual Defendants to aggrandize their own financial position and interests at the expense of and to the detriment of Class members.

The Materially Misleading and Incomplete Recommendation Statement

45. On May 27, 2011, the Company filed the Recommendation Statement with the SEC in connection with the Proposed Transaction. The Recommendation Statement fails to provide the Company’s shareholders with material information and provides them with materially misleading information thereby rendering the shareholders unable to make an informed decision regarding whether to tender their shares in support of the Proposed Transaction.

46. For example, the Recommendation Statement discloses that Mr. Koblish had initial conference calls with Company A and Company B during March and July 2010, respectively, concerning potential business combination transactions. However, the

Recommendation Statement fails to disclose and conceals the facts concerning who initiated these contacts, and whether Company A and Company B had been solicited to make an acquisition proposal or were unsolicited. Indeed, the Recommendation Statement fails to disclose whether any of the suitors. Companies A, B, C, D or E had been solicited by J.P. Morgan, or had approached the Company unsolicited. These facts are important for shareholders to gain an understanding as to whether the Orthovita Board had been pursuing a sale of the Company since last March, and to gauge the attractiveness of the Company as a takeover prospect.

47. The Recommendation Statement states that the Board had received non-binding offers to purchase the Company from Company A and Company E, which were discussed at the Orthovita Board meeting on December 8, 2010, and further states that the Board reviewed a “preliminary valuation summary of Orthovita,” but omits and conceals the valuation ranges rendered by that summary and fails to state whether the valuation ranges contained in that summary were higher or lower than the indications of interest from Company A or Company E, or the Proposed Transaction price. This information is important and material to the shareholders because any information concerning the Company’s value and the adequacy of the Tender Offer price would directly impact their tender decision.

48. Moreover, although the Recommendation Statement states that a Transaction Committee was formed to review the potential bidders and the process for selecting from among them, it omits and conceals the membership of the Transaction Committee (as well as the manner of their selection), and further omits and conceals the factors which prompted Mr. Koblish to conduct most of the negotiations for the Company and most of the contacts with potential bidders despite the fact that he had the greatest financial conflicts of interests of any Board member.

49. Moreover, although the Recommendation Statement discloses that Mr. Koblish has entered into a lucrative employment agreement with Stryker, it omits and conceals whether similar continuing employment was discussed with any other bidders and whether other bidders would have been willing to retain Mr. Koblish as an employee on similar terms. This information is clearly material to the shareholders’ determination as to whether the Proposed Transaction is a good value based on the extent and treatment of Mr. Koblish’s financial conflicts of interests.

50. The Recommendation Statement further states that J.P. Morgan was the Company’s financial advisor as early as May 11, 2010. However, it also states that J.P. Morgan was not engaged until January 31, 2011, and that such engagement was considered retroactively effective as of November 1, 2010. This omits and conceals how J.P. Morgan had been acting as the Company’s financial advisors as early as May 2010 if it was not engaged until January 31, 2011, and fails to disclose how J.P. Morgan expected to be compensated for its services rendered between May 2010 and January 31, 2011.

51. Indeed, the Recommendation Statement states that J.P. Morgan had provided certain banking and investment services to Stryker, for which it had received fees. The Recommendation Statement fails to disclose and actively conceals the amount of such fees, which must be quantified for this statement not to be misleading by omission, and so that Orthovita shareholders may determine the extent of J.P. Morgan’s conflicts of interests.

52. The Recommendation Statement fails to disclose material information concerning the Company’s financial projections that were used by J.P. Morgan in its fairness opinion. In particular, the Recommendation Statement should disclose:

(a) The financial projections for years 2016 through 2020 used by J.P. Morgan, as well as who prepared such projections, and the assumptions used in preparing such projections;

(b) The free cash flow projections for the Company for years 2011 through 2020:

(c) Projections of all line items necessary to calculate the Company’s free cash flows, including capital expenditures and changes in net working capital, as well as the projected annual tax savings from the Company’s net operating losses.

53. These projections are clearly material to shareholders who are being asked to tender their shares in the Proposed Transaction and forego any potential upside to the Company’s business. This information is material to shareholders’ comprehension of the value being offered in the Proposed Transaction.

54. The Recommendation Statement completely fails to disclose the underlying methodologies, key inputs and multiples relied upon and observed by J.P. Morgan, the Company’s financial advisor, so that shareholders can properly assess the credibility of the various analyses performed by J.P. Morgan and relied upon by the Board in recommending that shareholders tender their shares in the Proposed Transaction. This information is material to shareholders’ assessment of the credibility of J.P. Morgan’s fairness opinion. Shareholders are being asked to tender their shares in the Proposed Transaction with only J.P. Morgan’s recommendation regarding the Company’s valuation without facts and assumptions underlying the banker’s opinion, and thus should be provided with the necessary information to make an independent judgment regarding the adequacy of the offer price. The following information is omitted:

(a) With respect to the Discounted Cash Flow Analysis, the Recommendation Statement fails to, but should, disclose (a) the criteria used to select the perpetuity growth rates of 2.5% to 3.5% used in the analysis; and (b) the weighted average cost of capital (“WACC”) of the Company, as well as the key inputs used to calculate the Company’s WACC, which was the basis for selecting the discount rate range used in the analysis.

(b) With respect to the Public Trading Multiples analysis, the Recommendation Statement fails to, but should, disclose (a) the criteria used to determine which companies J.P. Morgan deemed “similar” to the Company and selected for use in the analysis; (b) the multiples observed for each company in the analysis; and (c) the “differences between Orthovita and the comparable companies and such other factors as J.P. Morgan deemed appropriate” that were considered by J.P. Morgan in selecting the reference ranges of multiples used in the analysis.

(c) With regards to the Selected Transaction Analysis, the Recommendation Statement fails to, but should, disclose (i) the criteria used to determine the transactions that were deemed “analogous” to the Proposed Transaction: (ii) the multiples observed for each transaction in the analysis: and (iii) the criteria and factors considered by J.P, Morgan in selecting the reference ranges of multiples that were applied by J.P. Morgan to the Company’s financial metrics.

55. The Recommendation Statement also fails to disclose material information concerning the process conducted by the Board in seeking out other potential acquirers.

including information pertaining to the discussions and negotiations with such parties. This information is clearly material to shareholders who need to assess the robustness and credibility of the sales process engaged in by the Orthovita’s Board of Directors, In particular, the Recommendation Statement:

(a) Fails to disclose whether the Company considered other financial advisors other than J.P. Morgan and how J.P. Morgan was selected to serve as the Company’s financial advisor;

(b) Fails to disclose the “plans” for considering the inquiry by Company A and other strategic inquiries that might arise that were discussed by the Board on May 11, 2010;

(c) Fails to disclose who initiated the conference call between Orthovita and Company B in July 2010, and the purpose of the meeting, as well as who initiated the meeting between Orthovita and Company E on November 12, 2010, as well as the purpose of the meeting.

(d) States that from September 2010 through early November 2010, Orthovita received verbal indications of interest in an acquisition of Orthovita from executives of Company C and Company D, but fails to disclose when such companies approached Orthovita and the nature/terms of the indications of interest.

(e) Fails to disclose the members of the Transaction Committee formed by the Board on December 8, 2010, the criteria used to select the members, and the roles and responsibilities assigned to it. As the members of the Transaction Committee were charged with determining potential strategic transactions and acquisitions, shareholders need to be able to assess their independence and credibility and cannot do this unless their identities are disclosed:

(f) Fails to disclose how many parties were on the list of potential acquirers that was presented by J.P. Morgan to the Transaction Committee on December 22, 2010, and the manner in which the Transaction Committee “amended” the list, and whether any of these potential acquirers were financial buyers rather than all strategic;

(g) Fails to disclose the “strategic alternatives other than an outright sale of Orthovita” that were presented to the Board by J.P. Morgan on December 22, 2010. Shareholders who are being asked to tender their shares in the Proposed Transaction and forego their interest in the Company need to assess whether the Board even considered the option of remaining independent and pursuing its current business plan, taking into account the potential risks and uncertainties associated with these alternatives;

(h) Fails to disclose whether Companies A, C, D, and E were among the parties that were send bid process letters on February 2, 2011;

(i) Fails to disclose the specific progress made by Company F that was discussed by Company F and the Company on March 11, 2011;

(j) Fails to disclose when Company F intended to release its operating results for the first quarter of 2011, as indicated to the Company on April 21, 2011:

(k) Fails to disclose the reasons the Board considered in determining that “Company F’s stated timeline would make Company F unable to proceed in a timely fashion” and fails to state what the Board considered to be “timely” and whether or why the Board felt that there was time pressure involved. This is particularly puzzling because Stryker had informed the Company on March 29 that it would be unable to meet an April 1 deadline for submission of offers, and did not submit such an offer until April 14 – and therefore was also apparently not able to proceed in a “timely” manner by the Orthovita Board’s own terms.

Without this material information regarding negotiations with Company F, shareholders cannot assess whether the Board’s decision to pursue the Proposed Transaction with Stryker was in their best interests;

(l) Although it states that Stryker had been late in submitting its offer pursuant to the “written process letter” sent by J.P. Morgan dated March 1 (submitting such offer on April 14 instead of April 1, as required), the Recommendation Statement omits and conceals the fact that Striker’s offer also violated the terms of the written process letter by submitting a non-binding offer for $3.70 (less than the $3.85 final price) whereas the process letter had instructed bidders to submit “best and final” and “definitive proposal” by April 1. This information is important in that it indicates that Orthovita bent the rules of its own process to suit Stryker, and thereby slanted the sale toward Stryker, while the Board treated Company F as an unwelcome suitor and characterized its efforts as untimely;

(m) Fails to disclose whether Company F indicated a desire to enter into employment agreements with any of the Company’s officers and/or directors in connection with its potential acquisition of the Company. Without this material information regarding negotiations with Company F, shareholders cannot assess whether the Board’s decision to pursue the Proposed Transaction with Stryker was in their best interests:

(n) Fails to disclose when discussions with Company F ultimately ceased prior to the execution of the Merger Agreement. Without this material information regarding negotiations with Company F, shareholders cannot assess whether the Board’s decision to pursue the Proposed Transaction with Stryker was in their best interests;

56. Accordingly, Plaintiff seeks injunctive and other equitable relief to prevent the irreparable injury that Company shareholders will continue to suffer absent judicial intervention.

57. Plaintiff is being forced to make a decision on whether to tender her shares without adequate disclosure of material information on the true value of the Company. Accordingly, Plaintiff will suffer economic harm and losses absent further disclosures in the Recommendation Statement and absent removal of the preclusive deal protection devices.

LOSS CAUSATION

58. Defendants’ material omissions in the Recommendation Statement have substantially contributed to the economic loss that Plaintiff and the members of the class have incurred in being asked to tender their shares in the Proposed Transaction.

59. Plaintiff and the Class are being asked to tender their shares pursuant to the Recommendation Statement. As detailed above, the Recommendation Statement fails to provide Orthovita shareholders with material information necessary for them to make an informed decision regarding whether or not to tender their shares.

60. It is pursuant to this Recommendation Statement that shareholders are being asked to determine whether they believe the insufficient consideration of $3.85 per share is fair and adequate.

61. One Wall Street analyst had a price target of $4.00 per share before the Proposed Transaction was announced.

62. Moreover, the Selected Transaction Analysis conducted by J.P. Morgan Securities LLC (“J.P. Morgan”), the Company’s financial advisor, yielded a value for the Company as high as $4.85 per share. The Public Trading Multiples analysis conducted by J.P. Morgan yielded a value for the Company as high as $4.15 per share.

63. Thus, this Recommendation Statement soliciting Orthovita’s shareholders’ tender and containing material omissions demonstrates that the Board has accepted an insufficient price for the Company and is recommending that shareholders do the same while failing to provide them with all information necessary to make a decision regarding whether or not to tender.

CLAIMS FOR RELIEF

COUNT I

Violations of Section 14(d)(4) and 14(e) of the Exchange Act

(Against Individual Defendants)

64. Plaintiff repeats all previous allegations as if set forth in full herein.

65. Defendants have issued the Recommendation Statement with the intention of soliciting shareholder support of the Proposed Transaction.

66. Sections 14(d)(4) and 14(e) of the Exchange Act require full and complete disclosure in connection with tender offers. Specifically, Section 14(e) provides that:

It shall be unlawful for any person to make any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made, in the light of the circumstances under which they are made, not misleading, or to engage in any fraudulent, deceptive, or manipulative acts or practices, in connection with any tender offer or request or invitation for tenders, or any solicitation of security holders in opposition to or in favor of any such offer, request, or invitation. The Commission shall, for the purposes of this subsection, by rules and regulations define, and prescribe means reasonably designed to prevent, such acts and practices as are fraudulent, deceptive, or manipulative

67. The Recommendation Statement violates the Sections 14(d)(4) and 14(e) because it omits material facts, including those set forth above. Moreover, in the exercise of reasonable care. Defendants should have known that the Recommendation Statement is materially misleading and omits material facts that are necessary to render them non-misleading.

68. The misrepresentations and omissions in the Recommendation Statement are material to Plaintiff and the Class, and Plaintiff and the Class will be deprived of their entitlement to make a fully informed decision if such misrepresentations and omissions are not corrected prior to the expiration of the tender offer.

COUNT II

For Breach of Fiduciary Duties Against the Individual Defendants

Brought Derivatively on Behalf of Orthovita

69. Plaintiff repeats all previous allegations as if set forth in full herein.

70. The Individual Defendants have violated the fiduciary duties of care, loyalty, good faith, and independence owed to the public shareholders of Orthovita and has acted to put their personal interests ahead of the interests of Orthovita’s shareholders.

71. By the acts, transactions and courses of conduct alleged herein, defendants, individually and acting as a part of a common plan, are attempting to unfairly deprive Plaintiff and other members of the Class of the true value inherent in and arising from Orthovita.

72. The Individual Defendants have violated their fiduciary duties by entering Orthovita into the Merger Agreement without regard to the effect of the Proposed Transaction on Orthovita’s shareholders.

73. By reason of the foregoing acts, practices and course of conduct, the Individual Defendants have failed to exercise ordinary care and diligence in the exercise of their fiduciary obligations toward Orthovita, Plaintiff and the other members of the Class.

74. As a result of the Individual Defendants’ unlawful actions, Plaintiff and the other members of the Class will be irreparably harmed in that they will not receive their fair portion of the value of Orthovita’s assets and operations. Unless the Proposed Transaction is enjoined by the Court, the Individual Defendants will continue to breach their fiduciary duties owed to Plaintiff and the members of the Class, will not engage in arm’s-length negotiations on the Proposed Transaction terms and may consummate the Proposed Transaction, all to the irreparable harm of the members of the Class.

75. Plaintiff and the members of the Class have no adequate remedy at law. Only through the exercise of this Court’s equitable powers can Plaintiff and the Class be fully protected from the immediate and irreparable injury which defendants’ actions threaten to inflict.

COUNT III

For Breach of Fiduciary Duty of Candor Against the Individual Defendants

Brought Derivatively on Behalf of Orthovita

76. Plaintiff repeats all previous allegations as if set forth in full herein.

77. The fiduciary duties of the Individual Defendants in the circumstances of the Proposed Transaction require them to disclose to Plaintiff and the Class all information material to the decisions confronting Orthovita’s shareholders.

78. As set forth above, the Individual Defendants have breached their fiduciary duty through materially inadequate disclosures and material disclosure omissions.

79. As a result. Plaintiff and the Class members are being harmed irreparably.

80. Plaintiff and the Class have no adequate remedy at law.

COUNT IV

Aiding and Abetting

(Against Orthovita, Stryker, and Merger Sub)

81. Plaintiff repeats all previous allegations as if set forth in full herein.

82. As alleged in more detail above. Defendants Orthovita, Stryker, and Merger Sub have aided and abetted the Individual Defendants’ breaches of fiduciary duties.

83. As a result. Plaintiff and the Class members are being harmed.

84. Plaintiff and the Class have no adequate remedy at law.

JURY DEMAND

Plaintiff demands trial by jury on all counts for which a jury trial is permitted.

REQUEST FOR RELIEF

WHEREFORE, Plaintiff demands judgment against defendants jointly and severally, as follows:

(A) declaring this action to be a class action and certifying Plaintiff as the Class representatives and her counsel as Class counsel;

(B) declaring that the Recommendation Statement is materially misleading and contains omissions of material fact in violation of Section 14(d)(4) and 14(e) of the Exchange Act;

(C) enjoining, preliminarily and permanently, the Proposed Transaction;

(D) in the event that the transaction is consummated prior to the entry of this Court’s final judgment, rescinding it or awarding Plaintiff and the Class rescissory damages;

(E) directing that Defendants account to Plaintiff and the other members of the Class for all damages caused by them and account for all profits and any special benefits obtained as a result of their breaches of their fiduciary duties;

(F) awarding Plaintiff the costs of this action, including a reasonable allowance for the fees and expenses of Plaintiff’s attorneys and experts; and

(G) granting Plaintiff and the other members of the Class such further relief as the Court deems just and proper.

Dated: June 6, 2011		TRUJILLO RODRIGUEZ & RICHARDS, LLC

By:
Kenneth I. Trujillo (atty. I.D. 46520) Ira Neil Richards (atty. I.D. 50879) Jennifer E. Agnew (atty. I.D. 206673) 1717 Arch Street, Suite 3838 Philadelphia, PA 19103

Telephone: (215) 731-9004 Facsimile: (215) 731-9044 ktrujillo@trrlaw.com ira@trrlaw.com jagnew@trrlaw.com

LEVI & KORSINSKY, LLP

Donald J. Enright, Esq.

(pro hac vice application to be filed)

Elizabeth K. Tripodi, Esq.

(pro hac vice application to be filed)

1101 30th Street, NW, Suite 115

Washington, DC 20007

Tel: (202) 524-4290

Fax: (202) 333-2121